EXHIBIT 99.5

Interim Consolidated Financial Statements of

Algonquin Power & Utilities Corp.

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

Algonquin Power & Utilities Corp.

Interim Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)

	September 30, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$9,012	$53,122
Accounts receivable, net of allowance for doubtful accounts of $6,109 and $4,360 (note 4)	85,574	87,876
Natural gas in storage	29,252	19,279
Supplies and consumables inventory	7,146	4,233
Regulatory assets (note 5)	7,189	10,644
Due from related parties (note 16)	812	816
Prepaid expenses	14,048	10,861
Notes receivable (note 6)	582	537
Deferred tax asset	12,846	10,567
Income tax receivable	576	556
Derivative instruments (note 21)	7,634	7,020
Assets held for sale (note 15)	32,546	102,887
Other current assets	833	833

	208,050	309,231
Property, plant and equipment	2,504,500	2,086,728
Intangible assets	54,600	56,781
Goodwill	78,282	61,459
Regulatory assets (note 5)	127,764	123,748
Derivative instruments (note 21)	19,292	6,230
Long-term investments and notes receivable (note 6)	36,856	37,646
Deferred non-current income tax asset	107,487	77,497
Other assets	19,593	18,917

	$3,156,424	$2,778,237

Algonquin Power & Utilities Corp.

Interim Consolidated Balance Sheets (continued)

(Unaudited)

(thousands of Canadian dollars)

	September 30, 2013	December 31, 2012
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$16,085	$34,271
Accrued liabilities	104,356	98,269
Due to related parties (note 16)	1,829	1,811
Dividends payable (note 13)	18,348	15,498
Regulatory liabilities (note 5)	11,108	6,065
Long-term liabilities (note 7)	8,075	1,768
Other long-term liabilities	6,205	4,352
Advances in aid of construction	955	591
Derivative instruments (note 21)	3,338	2,211
Environmental obligation (note 18)	6,041	2,433
Preferred series C (note 10)	967	—
Liabilities held for sale (note 15)	1,359	1,211
Income tax liability	2,178	539
Deferred credits	7,272	5,754
Deferred income tax liability	1,138	1,133

	189,254	175,906
Long-term liabilities (note 7)	1,083,900	769,058
Convertible debentures (note 8)	—	960
Advances in aid of construction	75,605	71,626
Regulatory liabilities (note 5)	86,032	82,050
Deferred income tax liability	104,238	100,798
Derivative instruments (note 21)	13,579	15,605
Deferred credits	19,218	25,816
Pension and post employment benefits	72,026	59,246
Environmental obligation (note 18)	52,193	54,154
Other long-term liabilities	20,482	20,889
Preferred Series C (note 10)	17,812	—

	1,545,085	1,200,202
Equity:
Preferred shares (note 11(b))	116,546	116,546
Common shares (note 11(a))	1,347,004	1,245,326
Subscription receipts (note 11(a)(ii))	—	61,160
Additional paid-in capital	6,765	5,224
Deficit	(468,683)	(406,143)
Accumulated other comprehensive loss (note 12)	(75,503)	(104,867)

Total Equity attributable to shareholders of Algonquin Power & Utilities Corp.	926,129	917,246
Non-controlling interests	495,956	484,883

Total Equity	1,422,085	1,402,129
Commitments and contingencies (note 18)
Subsequent event (note 16)

	$3,156,424	$2,778,237

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Operations

(Unaudited)

(thousands of Canadian dollars, except amounts per share)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Revenue:
Regulated electricity sales and distribution	$42,936	$36,309	$122,144	$71,608
Regulated gas sales and distributions	28,935	17,586	167,606	17,586
Regulated water reclamation and distribution	15,852	12,479	42,726	35,133
Non-regulated energy sales	37,885	25,575	131,359	83,157
Other revenue	2,310	1,099	6,154	2,422

	127,918	93,048	469,989	209,906

Expenses
Operating	48,338	37,602	136,241	76,745
Regulated electricity purchased	23,897	23,088	70,858	44,532
Regulated gas purchased	7,821	3,904	91,761	3,904
Non-regulated fuel for generation	3,505	3,133	12,527	10,174
Depreciation of property, plant and equipment	22,547	13,276	66,015	29,685
Amortization of intangible assets	1,045	1,043	3,145	3,120
Administrative expenses (notes 9 and 11(c)	6,162	4,372	18,367	14,231
(Gain)/loss on foreign exchange	881	1,409	(437)	1,000

	114,196	87,827	398,477	183,391

Operating income from continuing operations	13,722	5,221	71,512	26,515
Interest expense	13,907	9,624	38,995	24,496
Interest, dividend and other income	(1,345)	(903)	(5,730)	(4,499)
Loss on sale of assets	118	—	118	—
Acquisition-related costs	486	1,976	1,500	6,407
Write down of property plant and equipment	16	—	16	—
(Gain)/loss on derivative financial instruments (note 21(b))	(586)	(456)	(2,490)	175

	12,596	10,241	32,409	26,579

Earnings/(loss) from continuing operations before income taxes	1,126	(5,020)	39,103	(64)
Income tax expense (recovery) (note 14)
Current	1,152	340	2,408	484
Deferred	(4,395)	(4,918)	1,585	(8,363)

	(3,243)	(4,578)	3,993	(7,879)

Earnings/(loss) from continuing operations	4,369	(442)	35,110	7,815
Earnings/(loss) from discontinued operations net of tax (note 15)	(300)	402	(35,340)	1,480

Net earnings/(loss)	4,069	(40)	(230)	9,295
Net earnings/(loss) attributable to non-controlling interests (note 22)	(1,954)	192	(7,372)	1,185

Net earnings/(loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$6,023	$(232)	$7,142	$8,110

Basic net earnings per share from continuing operations (note 17)	$0.02	$(0.00)	$0.19	$0.04
Basic net earnings/(loss) per share from discontinued operations (note 17)	(0.00)	0.00	(0.17)	0.01
Basic net earnings per share (note 17)	0.02	(0.00)	0.02	0.05
Diluted net earnings per share from continuing operations (note 17)	0.02	(0.00)	0.19	0.04
Diluted net earnings /(loss) per share from discontinued operations (note 17)	(0.00)	0.00	(0.17)	0.01
Diluted net earnings per share (note 17)	$0.02	$(0.00)	$0.02	$0.05

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net earnings/(loss)	$4,069	$(40)	$(230)	$9,295
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax of $2,778 and $573 (2012 – $Nil), respectively (notes 21(b)(iii) and (c))	(23,552)	(15,243)	47,326	(15,194)
Change in fair value of cash flow hedge, net of tax of $439 and $3,150 (2012 – $Nil), respectively	695	1,303	4,847	1,447
Change in unrealized pension and other post-retirement expense, net of tax of $10 and $nil (2012 – $142 and $142), respectively (note 9)	22	156	45	152

Other comprehensive (loss)/income, net of tax	(22,835)	(13,784)	52,218	(13,595)

Comprehensive (loss)/income	(18,766)	(13,824)	51,988	(4,300)
Comprehensive (loss)/income attributable to the non-controlling interest	(11,675)	(3,157)	15,482	(2,114)

Comprehensive (loss)/income attributable to shareholders of Algonquin Power & Utilities Corp.	$(7,091)	$(10,667)	$36,506	$(2,186)

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statement of Equity

(Unaudited)

(thousands of Canadian dollars)

For the nine months ended September 30, 2013

	Common Shares	Preferred Shares	Subscription Receipts	Additional paid-in capital	Accumulated Deficit	Accumulated OCI	Non-controlling interests	Total
Balance, December 31, 2012	$1,245,326	$116,546	$61,160	$5,224	$(406,143)	$(104,867)	$484,883	$1,402,129
Net earnings/(loss)					7,142		7,372	(230)
Other comprehensive income	—	—	—	—	—	29,364	22,854	52,218
Dividends declared and distributions to non-controlling interests	—	—	—	—	(44,881)	—	4,409	(49,290)
Dividends and issuance of shares under dividend reinvestment plan (note 11(a))	9,953	—	—	—	(9,953)	—	—	—
Exercise and conversion of subscription receipts (note 11(a)(ii))	90,468	—	(90,468)	—	—	—	—	—
Issuance of subscription receipts (note 11(a)(ii))	—	—	29,308	—	—	—	—	29,308
Conversion and redemption of convertible debentures (note 11(a)(i))	960	—	—	—	—	—	—	960
Issuance of common shares under employee share purchase plan (note 11(a))	297	—	—	—	—	—	—	297
Share-based compensation	—	—	—	1,541	—	—	—	1,541
Preferred Series C shares (note 10)	—			—	(18,497)	—	—	(18,497)
Acquisition of 49.99% of Liberty Energy (California) (note 14)	—	—	—	—	3,649	—	—	3,649

Balance, September 30, 2013	$1,347,004	$116,546	$—	$6,765	$(468,683)	$(75,503)	$495,956	$1,422,085

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Cash provided by (used in):
Operating Activities:
Net earnings/(loss) from continuing operations	$4,369	$(442)	$35,110	$7,815
Adjustments and items not affecting cash:
Depreciation of property, plant and equipment	22,547	13,276	66,015	29,685
Amortization of intangible assets	1,045	1,043	3,145	3,120
Other amortization	823	1,873	1,686	2,994
Deferred taxes	(4,395)	(4,918)	1,585	(8,363)
Unrealized (gain)/loss on derivative financial instruments	(1,613)	(1,220)	(3,815)	(2,050)
Share-based compensation	562	417	1,541	1,263
Pension and post retirement expense	(1,490)	1,213	317	1,213
Write down of long lived assets	134	—	134	—
Unrealized foreign exchange (gain)/loss	—	(721)	—	57
Changes in non-cash operating items (note 19)	(6,554)	2,492	(34,217)	4,013
Changes in non-cash operating items from discontinued operations (note 19)	462	2,222	(19)	(717)
Cash (used in)/provided from discontinued operations (note 15)	(955)	2,241	(3,853)	6,839

	14,935	17,476	67,629	45,869
Financing Activities:
Cash dividends on common shares	(13,305)	(9,198)	(37,981)	(25,681)
Cash dividends on preferred shares	(1,350)	—	(4,050)	—
Cash distributions to non-controlling interests	(1,328)	(99)	(4,409)	(357)
Issuance of common shares	97	45,135	29,605	105,302
Proceeds from subscription receipts	—	—	—	15,000
Deferred financing costs	(1,537)	(658)	(1,861)	(2,486)
Increase in long-term liabilities	260,633	243,163	653,287	309,192
Decrease in long-term liabilities	(244,435)	(324)	(502,498)	(980)
Increase/(decrease) in advances in aid of construction	(627)	(100)	1,850	1,003
Decrease in other long-term liabilities	(100)	(560)	(1,157)	(455)

	(1,952)	277,359	132,786	400,538
Investing Activities:
Decrease/(increase) in restricted cash	(882)	57	(1,530)	737
Increase in other assets	(200)	(1,214)	(1,983)	(4,759)
Distributions received in excess of equity income	(305)	480	513	312
Receipt of principal on notes receivable	123	1,534	326	1,769
Additions to property, plant and equipment	(39,875)	(13,106)	(95,660)	(42,774)
Additions to intangibles	—	(1,177)	—	(2,237)
Acquisitions of operating entities (note 3(a),(b), and (e))	—	(425,137)	(172,189)	(455,424)
Proceeds from sale of discontinued operations (note 15)	—	—	24,968	204

	(41,139)	(438,563)	(245,555)	(502,172)
Effect of exchange rate differences on cash	(218)	(735)	1,030	(727)

Decrease in cash and cash equivalents from continuing operations	(27,419)	(146,704)	(65,225)	(63,535)
Increase/(decrease) in cash and cash equivalents from discontinued operations (note 15)	(955)	2,241	21,115	7,043
Cash and cash equivalents, beginning of the period	37,386	160,858	53,122	72,887

Cash and cash equivalents, end of the period	$9,012	$16,395	$9,012	$16,395

Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$14,773	$8,696	$35,739	$20,300
Cash paid during the period for income taxes	$89	$—	$724	$251
Non-cash transactions
Property, plant and equipment acquisitions in accruals	$15,428	$6,204	$15,428	$6,204

See accompanying notes to unaudited interim consolidated financial statements

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC’s principal activity is the ownership of power generation facilities and water, gas and electric utilities, through investments in securities of subsidiaries including corporations, limited partnerships and trusts which carry on these businesses.

APUC’s power generation business unit conducts business under the name Algonquin Power Co. (“APCo”). APCo owns or has interests in renewable energy facilities and thermal energy facilities. APUC’s Utility Services business unit conducts business under the name of Liberty Utilities Co. (“Liberty Utilities”). Liberty Utilities operates a portfolio of utilities in the United States of America providing electric, natural gas, water distribution or wastewater services.

1.	Significant accounting policies

(a)	Basis of preparation

The accompanying unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosures required under Regulation S-X Rule 10-01, Interim Financial Statements provided by the Securities and Exchange Commission (“SEC”).

The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the audited consolidated financial statements of APUC for the year ended December 31, 2012 except for accounting policies adopted for disclosure about offsetting assets and liabilities, comprehensive income and revenue recognition for Liberty Energy (California) (“Calpeco Electric System”) (note 1(c), (d) and note 2 below).

APUC’s operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is typically higher than during cooler, wetter periods of the year. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. Different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics within a utility serving territory. Calpeco Electric System has historically experienced higher demand for electricity during the winter rather than during the summer period since the utility serves a number of ski hills and resorts in its service territory. Starting in 2013, as a result of the decoupling mechanism approved by its regulator (note 5), Calpeco Electric System’s earnings are no longer affected by differences in delivery volumes from levels assumed when rates were approved.

(b)	Basis of consolidation

The accompanying unaudited interim consolidated financial statements of APUC include the accounts of APUC and its wholly owned subsidiaries and variable interest entities (“VIEs”) where the Company is the primary beneficiary. Intercompany transactions and balances have been eliminated.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies (continued)

(c)	Recognition of revenue

Beginning in 2013, in accordance with the revenue decoupling mechanism approved by its regulator, Calpeco Electric System is required to record approved annual delivery revenues evenly over its fiscal year. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers.

(d)	Right of offset

The fair value gains or losses recognized on derivative instruments executed with the same counterparty under a master netting arrangement are presented on a gross basis on the interim consolidated balance sheet.

2.	Changes in Accounting Policies and Estimates

(a)	Recent accounting pronouncements

The FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities and ASU 2013-01 Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. These newly issued accounting standards require an entity to disclose both gross and net information about financial instruments and transactions eligible for offset in the balance sheet including financial instruments and transactions executed under a master netting or similar arrangement. The standards were issued to enable users of the financial statements to understand the effects or potential effects of such arrangements on an entity’s financial position. The adoption of these standards as at January 1, 2013 did not have a material impact on the Company’s interim consolidated financial statements.

The FASB issued ASU 2013-02, Comprehensive Income (Topic 220). This newly issued accounting standard requires an entity to provide certain information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes to the financial statements, the effect of, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. Other than the additional disclosure (note 12), the adoption of this standard did not have a material impact on the Company’s interim consolidated financial statements.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

2.	Changes in Accounting Policies and Estimates (continued)

(b)	Recent accounting pronouncements not yet adopted

The FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This newly issued accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in some specific situations. This ASU is required to be applied prospectively for fiscal years, and interim periods beginning after December 15, 2013. The adoption of this standard is not expected to have an impact the Company’s financial position or results of operations.

The FASB issued ASU 2013-10, Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes. This newly issued accounting standard permit the Fed Funds Effective Swap Rate (OIS) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. The amendments also remove the restriction on using different benchmark rates for similar hedges. This ASU is required to be applied prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of this standard is not expected to have an impact the Company’s financial position or results of operations.

The FASB issued ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. This newly issued accounting standard provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. Examples of obligations within the scope of this update include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. This ASU is required to be applied retrospectively for fiscal years, and interim periods within those years beginning after December 15, 2013. The adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects

(a)	Acquisition of Shady Oaks wind power facility

Effective January 1, 2013, APCo acquired the 109.5 megawatt (“MW”) Shady Oaks wind powered generating facility (“Shady Oaks”) by assuming the existing long-term debt of approximately U.S. $150,000 for no additional cash. The purchase agreement provides for final purchase price adjustments based on working capital at the acquisition date, energy generated by the project and basis differences between the relevant node and hub prices. The energy and basis related price adjustment will be based on the project’s experience from January 1, 2013 to June 30, 2014.

The following table summarizes the allocation of the assets acquired and liabilities assumed at the acquisition date:

Cash	$4,683
Working capital	2,029
Property, plant and equipment	122,153
Deferred tax asset	22,404
Long term debt	(149,235)
Asset retirement obligation	(1,363)

Total net assets acquired	$671

The determination of the fair value of assets and liabilities acquired has been based upon management’s preliminary estimates and certain assumptions with respect to the fair value of the assets acquired and liabilities assumed. The Company has not completed the fair value measurements, particularly that of the contingent consideration. The Company will continue to review information and perform further analysis prior to finalizing the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed. The table above reflects a reduction of U.S. $3,291 to the purchase price estimated on acquisition to reflect the latest information available.

Property, plant and equipment are amortized on a straight line basis over the lives of the assets, which have a weighted average useful life of 38 years.

Shady Oaks earns revenue from the sale of electricity and renewable energy credits and from capacity payments. Shady Oaks recognizes revenue from the sale of electricity and renewable energy credits (“RECs”) based upon the output delivered at rates specified under a long-term power purchase agreement with Commonwealth Edison Company (“ComEd”). Shady Oaks has contracted to sell approximately 310,000 MW hours of electricity (and associated RECs) to ComEd each year, commencing June 1, 2012, under this long-term power purchase agreement. On March 29, 2013, ComEd issued curtailment notice reducing the annual contract quantity for the delivery year from June 1, 2013 to May 31, 2014 to 252,617 MW hours. Electricity and associated renewable energy credits not sold to ComEd will be sold into wholesale electric markets.

Shady Oaks contributed revenue of $2,936 and $12,370 and net (loss)/earnings of $(19) and $2,641 to APUC’s consolidated financial results for the three and nine months ended September 30, 2013. The disclosure of pro forma revenue and earnings has been deemed impracticable as Shady Oaks being a newly constructed wind power generation facility only achieved commercial operations in the second half of 2012 and therefore had little operations prior to the acquisition by APCo.

All costs related to the acquisition have been expensed in the unaudited interim consolidated statement of operations.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects (continued)

(b)	Acquisition of Pine Bluff Water System

On February 1, 2013, Liberty Utilities acquired United Water Arkansas Inc. a regulated water distribution utility (the “Pine Bluff Water System”) located in Pine Bluff, Arkansas. Total purchase price for the Pine Bluff Water System, adjusted for certain working capital and other closing adjustments, is approximately $27,859 (U.S. $27,934). The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed including working capital adjustments at the acquisition date:

Cash	$8
Working capital	766
Property, plant and equipment	28,371
Regulatory assets	957
Goodwill	5,034
Other liabilities	(304)
Pension and OPEB	(4,277)
Deferred income tax liability, net	(2,696)

Total net assets acquired	$27,859

The determination of the fair value of assets and liabilities acquired has been based upon management’s preliminary estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed. During the third quarter, the Company received additional information which was used to refine the estimates for fair value. The carrying value of those assets and liabilities were retrospectively adjusted to the amounts detailed in the table above. As a result, the OPEB obligation was increased by $612, deferred income tax liability was decreased by $235 and goodwill was increased by $378 to reflect the latest information available. The Company will continue to review information and perform further analysis prior to finalizing the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed. The actual fair values of the assets acquired and liabilities assumed may differ from the amounts above.

Goodwill represents the excess of the fair value of the consideration paid over the fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include expected future cash flows, potential operational synergies, the utilization of technology, and cost savings opportunities in the delivery of certain shared administrative and other services. The goodwill related to the Pine Bluff Water System has been reported under the Liberty Utilities (Central) segment.

Property, plant and equipment are amortized in accordance with regulatory requirements over the estimated useful life of the assets using the straight line method. The weighted average useful life of the Pine Bluff Water System assets is 40 years.

All costs related to the acquisition have been expensed through the unaudited interim consolidated statement of operations.

Pine Bluff Water System contributed revenue of $2,543 and $6,349 and net earnings of $940 and $1,526 to the Company’s consolidated financial results for the three and nine months ended September 30, 2013. The disclosure of pro forma revenue and earnings has been deemed immaterial.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects (continued)

(c)	Acquisition of Columbus/Gainesville Gas System

On April 1, 2013, Liberty Utilities acquired certain regulated natural gas distribution utility assets (the “Columbus/Gainesville Gas System”) located in the State of Georgia from Atmos Energy Corporation. The total purchase price for the Columbus/Gainesville Gas System adjusted for certain working capital and other closing adjustments, is approximately $155,578 (U.S. $153,000).

The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed at the acquisition date:

Working capital	$7,560
Property, plant and equipment	147,157
Goodwill	8,560
Deferred income tax asset, net	2,119
Derivative asset	231
Regulatory liabilities	(3,612)
Other liabilities	(1,638)
Pension and OPEB	(4,615)
Derivative liabilities	(184)

Total net assets acquired	$155,578

The determination of the fair value of assets and liabilities acquired has been based upon management’s preliminary estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed. The Company has not yet completed the fair value measurements as at September 30, 2013. The Company will continue to review information and perform further analysis prior to finalizing the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed. The actual fair values of the assets acquired and liabilities assumed may differ from the amounts above.

Goodwill represents the excess of the fair value of the consideration paid over the fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include expected future cash flows, potential operational synergies, the utilization of technology, and cost savings opportunities in the delivery of certain shared administrative and other services. The goodwill related to the Columbus/Gainesville Gas System has been reported under the Liberty Utilities (East) segment.

Property, plant and equipment are amortized in accordance with regulatory requirements over the estimated useful life of the assets using the straight line method. The weighted average useful life of the Columbus/Gainesville Gas System assets is 55 years.

All costs related to the acquisition have been expensed through the unaudited interim consolidated statement of operations.

Columbus/Gainesville Gas System contributed revenue of $7,924 and $20,592 and net earnings of $908 and $2,904 to the Company’s consolidated financial results for the three and nine months ended September 30, 2013.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects (continued)

(c)	Acquisition of Columbus/Gainesville Gas System (continued)

The supplemental pro forma financial information below was prepared using the acquisition method of accounting and is based on the historical financial information of APUC and Columbus/Gainesville Gas System reflecting results of operations for the three and nine months ended September 30, 2013 and 2012 on a comparative basis as though the aforementioned companies were combined as of January 1, 2012. The acquiree’s pre-acquisition results have been added to APUC’s historical results, and the totals have been adjusted for the pro forma effects of acquisition-related costs, interest expense related to the financing of the business combinations, and related income taxes.

Pro forma	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Total revenue from continuing operations	$127,918	$102,343	$491,854	$246,540
Net earnings/(loss) from continuing operations	4,290	(667)	37,225	10,344
Basic net earnings from continuing operations per share	0.02	0.00	0.20	0.06
Diluted net earnings from continuing operations per share	0.02	0.00	0.20	0.06

The above unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what the results would have been had the acquisition closed on the date assumed, nor is it necessarily indicative of the results that may be expected in future period.

d)	Acquisition of solar energy project

On January 4, 2012, APCo acquired rights to develop a 10 MWac solar project located near Cornwall, Ontario which has been granted a Feed-in-Tariff contract by the Ontario Power Authority (“OPA”) for a 20 year term at a rate of $443/MWh. The consideration for the development rights is $4,500 plus additional contingent consideration of $3,500 based on achieving certain construction milestones. As at September 30, 2013, the Company has paid a total of $3,000 based on achieved milestones. These payments have been recorded as a purchase of intangible assets. In addition, as at September 30, 2013, the Company has invested $22,731 in the development and construction of the solar energy project which is recorded as property, plant and equipment.

(e)	Agreement to acquire New England Gas Company

On February 11, 2013, Liberty Utilities entered into an agreement to assume the rights to purchase the assets of New England Gas Company (“New England Gas”) located in the State of Massachusetts. Total purchase price for the New England Gas net assets is approximately U.S. $74,000, subject to certain working capital and other closing adjustments. Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in the fourth quarter of 2013.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects (continued)

(f)	Acquisition of New Hampshire electric and gas utilities

After the December 31, 2012 consolidated financial statements were issued, the Company received additional information which was used to refine the estimates for fair value of assets acquired and liabilities assumed for the New Hampshire electric and gas utilities. The carrying value of those assets and liabilities were retrospectively adjusted to the amounts detailed in the table below. As a result, the total consideration was reduced by $9,277, working capital acquired was reduced by $9,697 and goodwill was increased by $957.

	Granite State	EnergyNorth	Total
Cash	$395	$—	$395
Restricted cash	3,252	—	3,252
Working capital	1,916	15,420	17,336
Property, plant and equipment	86,935	256,305	343,240
Regulatory assets	31,683	87,126	118,809
Deferred financing	31	—	31
Other assets	—	83	83
Goodwill	—	28,537	28,537
Customer deposits	(661)	(962)	(1,623)
Long-term debt	(15,188)	—	(15,188)
Other long-term liabilities	(1,468)	(3,287)	(4,755)
Advances in aid of construction	—	(86)	(86)
Derivative liabilities	—	(2,598)	(2,598)
Regulatory liabilities	(5,533)	(27,456)	(32,989)
Pension and OPEB	(19,108)	(29,197)	(48,305)
Environmental obligation	—	(54,431)	(54,431)
Deferred income tax liabilities, net	—	(61,484)	(61,484)

	82,254	207,970	290,224
Less: Cash acquired	(395)	—	(395)

Total net assets acquired	$81,859	$207,970	$289,829

4.	Accounts receivable

Accounts receivable as of September 30, 2013, includes unbilled revenue of $12,582 (December 31, 2012—$22,658) in the regulated utilities. The unbilled revenue is an estimate of the amount of utility revenue earned since the date the meters were last read.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

5.	Regulatory matters

The Company’s regulated utility operating companies are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company`s regulated utility operating companies are accounted for under the principles of U.S. Financial Accounting Standards Board ASC Topic 980 Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenues or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.

On November 29, 2012, the Company’s Calpeco Electric System regulator approved an All Parties General Rate Case Settlement. As an element of the decision, a revenue decoupling mechanism and a vegetation management memorandum account was agreed upon. The revenue decoupling mechanism will isolate base revenues from fluctuations caused by weather and economic factors. The vegetation management memorandum account allows for the tracking and pass through of vegetation management expenses to customers, one of the largest expenses of the utility.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

5.	Regulatory matters (continued)

Regulatory assets and liabilities consist of the following:

	September 30, 2013	December 31, 2012
Regulatory assets:
Environmental costs	$61,903	$59,789
Pension and other post employment benefits	48,742	47,838
Storm costs deferral	5,877	6,726
Energy costs adjustment	3,206	7,962
Derivative assets	1,721	1,731
Rate case costs	2,335	2,398
Vegetation management	2,092	2,082
Rate adjustment mechanism	787	—
Asset retirement obligation	1,405	1,095
Tax related	2,678	1,160
Other	4,207	3,611

Total regulatory assets	134,953	134,392
Less current regulatory assets	(7,189)	(10,644)

Non-current regulatory assets	$127,764	$123,748

Regulatory liabilities
Cost of removal	$67,149	$58,852
Rate-base offset	14,835	15,541
Energy costs adjustment	12,075	11,706
Pension and other post employment benefits	951	1,127
Derivative liabilities	17	616
Tax related	285	—
Other	1,828	273

Total regulatory liabilities	97,140	88,115
Less current regulatory liabilities	(11,108)	(6,065)

Non-current regulatory liabilities	$86,032	$82,050

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

6.	Long-term investments and notes receivable

Long-term investments and notes receivable consist of the following:

	September 30, 2013	December 31, 2012
Long –term investments
32.4% of Class B non-voting shares of Kirkland Lake Power Corp.	$4,851	$4,926
25% of Class B non-voting shares of Cochrane Power Corporation	4,048	4,669
45% interest in the Algonquin Power (Rattle Brook) Partnership	4,076	3,884
50% interest in the Valley Power Partnership	1,632	1,767
Other	315	180

Total long-term investments	$14,922	$15,426

Notes receivable
Red Lily Senior loan, interest at 6.31%	$11,588	$11,588
Red Lily Subordinated loan, interest at 12.5%	6,565	6,565
Chapais Énergie, Société en Commandite interest at 10.789% and 4.91%, respectively	2,063	2,448
Silverleaf resorts loan, interest at 15.48%	2,082	2,010
Other	218	146

	22,516	22,757
Less: current portion	(582)	(537)

Total long-term notes receivable	$21,934	$22,220

Total long-term investments and notes receivable	$36,856	$37,646

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

7.	Long-term liabilities

Long-term liabilities consist of the following:

	September 30, 2013	December 31, 2012
APCo
Revolving credit facility	$68,980	$27,074
Senior debt Shady Oaks	128,787	—
Senior unsecured notes	149,918	149,910
Senior unsecured notes	134,828	134,807
Senior debt Long Sault Rapids	37,401	38,136
Sanger bonds	19,782	19,102
Senior debt Chute Ford	3,507	3,763
Liberty Utilities
Revolving credit facility	21,121	27,360
Liberty Utilities Co.
Senior unsecured notes	376,059	223,852
California Pacific Electric Company, LLC
Senior unsecured notes	72,121	69,643
Liberty Water Co.
Senior unsecured notes	51,515	49,745
Granite State Electric Company
Senior unsecured notes	15,455	14,924
Litchfield Park Service Company
IDABonds	11,317	11,269
Bella Vista Water
Water Infrastructure Financing Authority of Arizona loans	1,184	1,241

	1,091,975	770,826
Less: current portion	(8,075)	(1,768)

	$1,083,900	$769,058

APCo

Effective January 1, 2013, concurrent with the acquisition of Shady Oaks (note 3(a)), APCo assumed existing long-term debt of approximately U.S. $150 million. A portion of the long-term debt of U.S. $25,000 was repaid on June 30, 2013 and another current portion of U.S. $3,000 is payable on November 15, 2013. The semi-annual principal repayment schedule for the following 11 years ranges from U.S., $3,000 to U.S. $6,000 with a final repayment of U.S. $20,000 in 2025. This debt may be repaid in whole or in part at anytime without penalty and bears interest at Libor plus 280 basis points.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

7.	Long-term liabilities (continued)

Liberty Utilities

On March 14, 2013, Liberty Utilities issued U.S. $15,000 of senior unsecured notes through a private placement in connection with the acquisition of the Pine Bluff Water System (note 3 (b)). The notes bear interest at 4.14% and mature in 10 years.

On March 14, 2013, Liberty Utilities entered into a variable rate unsecured U.S. $100,000 term facility with a U.S. Bank. On April 1, 2013, Liberty Utilities drew U.S. $100,000 from the facility to fund a portion of the acquisition of the Columbus/Gainesville Gas System (note 3(c)). On July 31, 2013, Liberty Utilities issued U.S. $125,000 of senior unsecured notes through a private placement in three tranches: U.S. $25,000, bearing an interest rate of 3.23%, maturing July 31, 2020; U.S. $75,000, bearing an interest rate of 3.86%, maturing July 31, 2023; and, U.S. $25,000, bearing an interest rate of 4.26%, maturing July 31, 2028. The proceeds from the private placement financing were used to repay the U.S. $100,000 term facility and reduce the drawn amount on Liberty’s revolving credit facility.

On September 30, 2013, Liberty Utilities increased the maximum availability under its revolving credit facility from U.S. $100,000 to $200,000 to meet future working capital requirements and allow for greater financial flexibility. The facility has a maturity date of September 30, 2018.

8.	Convertible debentures

On January 2, 2013, the remaining principal amount of $960 of Series 3 Debentures was redeemed for 150,816 shares of APUC (note 11(a)(i)).

9.	Pension and other post-retirement benefits

The following table lists the components of net benefit costs for the pension plans and Other Post Employment Benefits (“OPEB”) recorded as part of administrative expenses in the unaudited interim consolidated statements of operations. The interim consolidated statements of operations reflect the employee benefit costs for businesses acquired from the date of acquisition.

	Pension benefits
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Service cost	$892	$488	$2,517	$653
Interest cost	1,120	870	3,203	887
Expected return on plan assets	(1,062)	(798)	(3,022)	(813)
Amortization of net actuarial loss	6	1	17	2
Amortization of regulatory assets/liabilities	123	—	365	—

Net benefit cost	$1,079	$561	$3,080	$729

	OPEB
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Service cost	$431	$122	$1,166	$122
Interest cost	387	248	1,097	248
Expected return on plan assets	(152)	—	(448)	—
Amortization of net actuarial loss	10	8	29	8
Amortization of regulatory assets/liabilities	52	—	155	—

Net benefit cost	$728	$378	$1,999	$378

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

10.	Mandatorily redeemable Series C preferred shares

Effective January 1, 2013, the Company issued 100 redeemable Series C preferred shares in exchange for 100 Class B limited partnership units issued by the St. Leon Wind Energy LP (“St. Leon LP”), a subsidiary of APCo and the legal owner of the St. Leon facility (note 11(b)). Thirty six of the Series C preferred shares are owned by related parties controlled by executives of the Company. The preferred shares are mandatorily redeemable in 2031 for $53,400 per share and have a contractual cumulative cash dividend paid quarterly until the date of redemption based on a prescribed payment schedule detailed below. These shares are accounted for as liabilities in the unaudited interim consolidated financial statements. The cumulative dividends are indexed in proportion to the increase in CPI over the term of the shares. The dividend is intended to approximate the distributions that otherwise would have accrued to holders of Class B limited partnership units.

Upon redemption in 2031, the shares will be redeemed for $53,400 per share. The Series C preferred shares are convertible into common shares at the option of the holder and the Company, at any time after May 20, 2031 and before June 19, 2031, at a conversion price of $53,400 per share.

The Series C preferred shares were initially measured at their estimated fair value of $18,497 based on the present value of the expected contractual cash flows including dividends and redemption amount, discounted at a rate of 5.0%. The recognition of the initial fair value of $18,497 resulted in an adjustment to equity of the shareholders of the Company as the Class B partnership units had a nominal carrying amount prior to the exchange. The Series C preferred shares are accounted for under the effective interest method, resulting in accretion of interest expense over the term of the shares. Dividend payments are recorded as a reduction of the Series C preferred share carrying value.

Estimated dividend and redemption payments due in the next five years and thereafter are:
2013	$413
2014	1,109
2015	1,077
2016	946
2017	895
Thereafter to 2031	21,985
Redemption amount	5,340

31,765
Less amounts representing interest	(12,986)

18,779
Less current portion	(967)

$17,812

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

11.	Shareholders’ capital

(a)	Common shares

Number of common shares:

September 30, 2013
Common shares, December 31, 2012	188,763,486
Conversion and redemption of convertible debentures (i)	150,816
Conversion of subscription receipts (ii)	15,223,016
Issuance of shares under the dividend reinvestment and employee share purchase plans	1,499,763

Common shares, September 30, 2013	205,637,081

(i)	Conversion and redemption of convertible debentures

On January 2, 2013, the remaining principal amount of $960 Series 3 Debentures was redeemed for 150,816 common shares of APUC.

(ii)	Subscription receipts

On December 10, 2012, in connection with the acquisition of Senate Wind Project and Minonk Wind Project, the Company received $45,000 from Emera Inc. (“Emera”) relating to the exercise of 7,842,016 subscription receipts at a price of $5.74 per subscription receipt pursuant to a subscription receipt agreement. The subscription receipts were converted to 7,842,016 common shares on February 14, 2013.

On December 21, 2012, in connection with the acquisition of Emera’s non-controlling interest in Calpeco Electric System, the Company received $38,756 from Emera relating to the exercise of 8,211,000 subscription receipts at a price of $4.72 per subscription receipt pursuant to a subscription receipt agreement. On December 27, 2012, Emera exercised 4,790,000 of these subscription receipts and the Company issued 4,790,000 common shares in exchange. On February 14, 2013, the balance of 3,421,000 subscription receipts were exercised by Emera and the Company issued 3,421,000 common shares in exchange.

On March 26, 2013, the Company issued 3,960,000 common shares at a price of $7.40 per share to Emera pursuant to a subscription receipt agreement. The $29,308 cash proceeds of the subscription receipts were used to fund a portion of the cost of the acquisition of the Columbus/Gainesville Gas System on April 1, 2013 (note 3 (c)).

Following the above noted subscription receipts transactions, as of September 30, 2013 all subscriptions receipts had been exercised for cash and converted to common shares.

(b)	Preferred shares

APUC is authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board of Directors of APUC. APUC has 4,800 Series A Preferred shares outstanding, at an average price of $25 per share.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

11.	Shareholders’ capital (continued)

(c)	Share-based compensation

On March 13, 2013, the Board approved the grant of 816,402 options to senior executives of the Company. The options allow for the purchase of common shares at a price of $7.72, the market price of the underlying common share at the date of grant.

One-third of the options vest on each of January 1, 2014, 2015 and 2016. Options may be exercised up to eight years following the date of grant.

During the nine months ended September 30, 2013, 18,413 Deferred Share Units (“DSU”) were issued pursuant to the election of the Directors to defer a percentage of their 2013 Director’s fee in the form of DSUs.

For the three and nine months ended September 30, 2013, APUC recorded $563 and $1,550 (2012—$417 and $1,263) in total share-based compensation expense. No tax deduction was realized in the current year. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statement of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.

As at September 30, 2013, total unrecognized compensation costs related to non-vested options and share unit awards were $2,535 and $120 respectively, and are expected to be recognized over a period of 1.67 years and 1.16 years respectively.

12.	Accumulated other comprehensive loss

Changes in accumulated other comprehensive loss by component, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Pension and post- retirement actuarial loss	Total
Balance, December 31, 2012	$(105,959)	$3,593	$(2,501)	$(104,867)
Other comprehensive income (loss) before reclassifications	24,472	5,459	—	29,931
Amounts reclassified from accumulated other comprehensive loss	—	(612)	45	(567)
Net current period other comprehensive income	24,472	4,847	45	29,364

Balance, September 30, 2013	$(81,487)	$8,440	$(2,456)	$(75,503)

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

13.	Dividends

The dividends per Series A Preferred Share declared for the three and nine months ending September 30, 2013 were $0.28125 and $0.84375 respectively (2012 – $nil and $nil).

The dividends per common share declared for the three and nine months ending September 30, 2013 were $0.085 and $0.2475 respectively (2012 – $0.0775 and $0.2175).

14.	Income taxes

For the nine months ended September 30, 2013, the Company’s overall effective tax rate was different than the statutory rate of 26.50% (2012 – 26.25%) due primarily to recognition of deferred credits, higher tax rates in U.S. subsidiaries, minority interest partner’s tax expenses, inter-corporate dividends, and non deductible expenses.

Included in deferred income tax recoveries for the three and nine months ended September 30, 2013 is $1,570 and $5,080 (2012- $573 and $2,091) related to the recognition of deferred credits from the utilization of deferred income tax assets respectively.

During the third quarter of 2013, the Company completed the tax filings in connection with the acquisition of Emera’s non-controlling interest in Calpeco and identified an adjustment to the deferred tax balance. The $3,649 deferred tax adjustment identified has been recorded in the current period as an adjustment to accumulated deficit consistent with the accounting for the acquisition of the non-controlling interest.

15.	Sale of Facilities

On June 29, 2013, APCo sold 9 small U.S. hydroelectric generating facilities that were no longer considered strategic to the ongoing operations of the Company, for gross proceeds of U.S. $23,400 for a gain on sale of U.S. $960, net of tax recovery of U.S. $1,605. The sale of the last small U.S. hydroelectric generating facilities is expected to close in the fourth quarter of 2013 for $3,600.

During the second quarter of 2013, the Company initiated a strategic review of the Company’s business plan and opportunities available for its Energy From Waste (“EFW”) facility. As a result of the review, the Company decided to sell the facility and expects the sales process to be concluded within the next 12 months. Accordingly, the assets of EFW are presented as assets held for sale on the unaudited interim balance sheet. In the second quarter of 2013, the net assets of EFW were written down to their estimated fair value less cost of sale which resulted in a write down of the net assets of $47,651 before tax, or $35,738 net of tax of $11,913. The determination of the fair value of the net assets of EFW is based on a probability weighted income approach using unobservable inputs (level 3) such as estimated cash flows, tax attributes and a discount rate of 6%. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount. No change to the estimated fair value was recorded in the third quarter of 2013.

In August 2012, APCo sold a small U.S. Hydro facility for gross proceeds of $350 for a loss on sale, net of tax of $253.

The operating results from these facilities are disclosed as discontinued operations on the interim consolidated financial statements and prior periods have been reclassified to conform to this presentation.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

15.	Sale of Facilities (continued)

The summary of operating results and cash flows from discontinued operations for the three and nine months ended September 30 is as follows:

	Three months ended September 30,
	2013	2012
Non-regulated energy sales	$1,601	$2,005
Waste disposal fees	2,033	3,998
Other and interest income	38	(21)
Operating and administrative expenses	(4,530)	(3,658)
Depreciation of property, plant and equipment	—	(1,618)
Interest expense	43	(83)
Loss on sale	(140)	—
Write-down of assets	—	(260)

Income (loss) from discontinued operations, before income taxes	(955)	363
Income tax recovery (expense)	655	39

Income (loss) from discontinued operations, net of income taxes	(300)	402
Add:
Depreciation of property, plant and equipment	—	1,618
Write-down of assets	—	260
Income tax recovery (expense)	(655)	(39)

(Decrease)/increase in cash and cash equivalents from discontinued operations	$(955)	$2,241

	Nine months ended September 30,
	2013	2012
Non-regulated energy sales	$7,657	$7,362
Waste disposal fees	5,983	11,604
Other and interest income	291	(8)
Operating and administrative expenses	(15,226)	(11,929)
Depreciation of property, plant and equipment	(2,483)	(4,877)
Interest expense	(44)	(190)
Gain on sale	1,015	—
Write-down of assets	(47,651)	(260)

(Loss)/income from discontinued operations, before income taxes	(50,458)	1,702
Income tax recovery (expense)	15,118	(222)

(Loss)/income from discontinued operations, net of income taxes	(35,340)	1,480
Add:
Depreciation of property, plant and equipment	2,483	4,877
Write-down of assets	47,651	260
Net proceeds from disposition	22,052	204
Contingent liability	(613)	—
Income tax recovery (expense)	(15,118)	222

Increase in cash and cash equivalents from discontinued operations	$21,115	$7,043

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

15.	Sale of Facilities (continued)

Assets held-for-sale was as follows:

	September 30, 2013	December 31, 2012
Property, plant and equipment	$29,869	$100,377
Accounts receivable and prepaid expenses	2,677	2,510

Total	$32,546	$102,887

Liabilities held-for-sale was as follows:

	September 30, 2013	December 31, 2012
Accounts payable and accrued liabilities	$1,359	$1,211

16.	Related party transactions

Ian Robertson and Chris Jarratt (“Senior Executives”), respectively Chief Executive Officer and Vice-Chair of APUC are indirect shareholders of Algonquin Power Management Inc. (“APMI”), the former manager of the Company and several related affiliates (collectively the “Parties”). Prior to 2010, there were several related party transactions and co-owned assets which existed pursuant to the external management structure before the internalization of management which occurred on December 21, 2009.

In 2011, the Board formed an independent committee (“Independent Board Committee”) and initiated a process to review all of the remaining business associations with the Parties in order to reduce and/or eliminate these relationships. The Independent Board Committee engaged independent consultants and advisors to assist with this process and to provide advice in respect thereof. Specifically, the independent advisors provided advice to the Independent Board Committee in relation to the valuations of the generating assets, tax and legal matters.

The process initiated in 2011 has been completed in November 2013 and all related party transactions between APUC and the Parties have been addressed to the satisfaction of the Independent Board Committee and the Board as discussed below.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Related party transactions (continued)

The following describes the business associations and resolution with APMI and Senior Executives:

Due to and from related parties

As at September 30, 2013, due from related parties include $812 (December 31, 2012 – $816) owed to APUC from the Parties and due to related parties include $1,829 (December 31, 2012 – $1,811) owed to the Parties.

Prior to 2010, APMI was the manager of Algonquin Power Income Fund (“APIF”); the predecessor organization to APUC; and at the time of the internalization of management, had a number of fees under negotiation as described below:

•	APMI was a one of the original developers of the Red Lily I wind project and was entitled to a royalty fee based on a percentage of operating revenue and a development fee from the equity owner of Red Lily I. In 2011, APUC acquired APMI’s interest in this royalty.

•	As part of the project to re-power the Sanger facility in 2008, APUC entered into an agreement with APMI to undertake certain construction management services on the project for a performance based contingency fee.

•	During 2007, APUC allowed its offer to acquire Clean Power Income Fund to expire and earned a termination fee for which APMI was entitled to a portion thereof.

•	During 2008, APMI provided construction supervision services for the construction of the Brampton cogeneration plant (“BCI”) and was entitled to a construction supervision fee on the BCI project.

•	As manager of APIF, APMI was entitled to management fees pursuant to a management agreement and the 2009 Q4 management fee was not made to APMI. In addition, pursuant to the management agreement, APMI incurred and was entitled to reimbursement of reasonable expenses in 2009 which was also not reimbursed by APUC.

Subsequent to the quarter, the Independent Board Committee and the Parties entered into a definitive agreement whereby APUC shall pay the Parties $1,829 in connection with outstanding fees and the Parties shall pay APUC $812 in connection with reimbursement of expenses both in full satisfaction of the related party balances.

Equity interests in Rattle Brook, Long Sault, BCI

The Parties own interests in three power generation facilities in which APUC also has an interest in. A brief description of the facilities is provided as follows:

•	Rattle Brook is a 4 MW hydroelectric generating facility (“Rattle Brook”) constructed in 1998 in which APUC owns a 45% interest and Senior Executives hold an equity interest in the remaining 55%.

•	Long Sault is an 18MW hydroelectric generating facility (“Long Sault”) constructed in 1997. APUC acquired its interest in Long Sault by way of subscribing to two notes from the original partners. One of the original partners; an affiliate of APMI; is entitled to receive 5% of the equity cash flows commencing in 2014.

•	Brampton Cogeneration is an energy supply facility which sells steam produced by EFW. In 2004, APMI acquired 50 Class B partnership units in BCI entitling them to 50% of the cash flow above 15% return on the investment.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Related party transactions (continued)

Equity interests in Rattle Brook, Long Sault, BCI (continued)

Subsequent to the quarter, APUC and the Parties have entered into an agreement whereby APUC will acquire the Parties’ shares of Algonquin Power Corporation Inc. which owns the partnership interest in the 18MW Long Sault Rapids hydroelectric facility and the partnership interest in the Brampton cogeneration plant for an amount equal to $3,780. In addition APUC and the Parties have entered into an agreement whereby the Parties will acquire APUC’s 45% interest in the 4MW Rattle Brook hydroelectric facility for an amount equal to $3,408.

St Leon LP Units

Third party investors, including Senior Executives previously held 100 Class B limited partnership units issued by the St. Leon Limited Partnership which is the legal owner of the St. Leon facility. The Class B units held by Senior Executives received cash distributions of $nil and $14 for the three and nine months ended September 30, 2013 (2012 – $36 and $128).

On January 1, 2013, the Company issued 100 redeemable Series C preferred shares and exchanged such shares for the 100 Class B units (note 10) including 36 units held indirectly by Senior Management. The Series C preferred shares provide dividends identical to what is expected from the Class B units, as determined by independent consultants retained by the Independent Board Committee. As of January 1, 2013, no Senior Executives have any further direct or indirect ownership of the St. Leon facility.

Office Facilities

APUC has leased its head office facilities since 2001 on a triple net basis from an entity partially owned by the Senior Executives. Base lease costs for the three and nine months ended September 30, 2013 were $84 and $252 (2012—$82 and $245). The current office lease for a portion of its head office facilities expires on December 31, 2015. In August 2013, APUC through a wholly owned subsidiary entered into an agreement with a third party to purchase a new office facility which is suitable for meeting the future head office needs of APUC. Upon occupancy of the new head office facilities which is anticipated to occur in 2014, it is expected that the currently occupied premises will be subleased to third parties.

Chartered Aircraft

As part of its normal business practice, APUC has utilized chartered aircraft and had previously entered into an agreement to charter aircraft in which the Senior Executives have a partial ownership. In this connection APUC remitted $1,300 in 2004 to an affiliate of APMI as an advance against expense reimbursements (including engine utilization reserves) for APUC’s business use of the aircraft. By the end of 2012 the entire advance had been amortized against expense reimbursements and therefore no amortization expense during the three and nine months ended September 30, 2013 related to the advance was incurred (2012—$88 and $155). During the three and nine months ended September 30, 2013, APUC reimbursed direct costs in connection with the use of the aircraft of $68 and $214 (2012 – $331 and $495).

Operations Services

APUC provided supervisory services on a cost recovery basis for one small hydroelectric generating facility where Senior Executives hold an equity interest. The fees paid in relation to the supervisory management services were nominal for the three and nine months ended September 30, 2013 and 2012. This agreement will terminate on December 31, 2013.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Related party transactions (continued)

Trafalgar

APCo owns debt on seven hydroelectric facilities owned by Trafalgar Power Inc. and an affiliate (“Trafalgar”). In 1997, Trafalgar went into default under its debt obligations and an affiliate of APMI moved to foreclose on the assets. Subsequently Trafalgar went into bankruptcy. APUC and the affiliate of APMI have been jointly involved in litigation and in bankruptcy proceedings with Trafalgar since 2004. APMI initially funded $2 million in legal fees prior to 2004.

In 2004, the Board reimbursed APMI $1 million of the total third party legal fees (which to that point totalled $2 million), and APUC agreed to fund future legal fees, third party costs and other liabilities. It was agreed that any net proceeds from the lawsuits would be shared proportionally to the quantum of net costs funded by each party.

Other Related Party Transactions

A member of the Board of Directors of APUC is an executive at Emera. Related Party Transactions between APUC and Emera are discussed in the section below titled “Transactions with Emera”.

An individual related to an executive of APUC provided market research consulting services to certain subsidiaries of Liberty Utilities. Related Party Transactions between Liberty Utilities and the consultant are discussed in the section below titled “Other”.

Transactions with Emera

•	In 2011, a subsidiary of Emera provided lead market participant services for fuel capacity and forward reserve markets to ISO NE for the Windsor Locks facility. During the three and nine months ended September 30, 2013 APUC paid U.S. $nil (2012 – U.S. $nil) in relation to this contract. In 2011, APUC provided a corporate guarantee to a subsidiary of Emera in an amount of U.S. $1,000 in conjunction with this contract.

•	For the three and nine months ended September 30, 2013, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), a subsidiary of Emera, amounting to U.S. $1,466 and $4,628 (2012 – U.S. $1,566 and $4,556). In 2011, APUC provided a corporate guarantee to MPS in an amount of U.S. $3,000 and a letter of credit in an amount of U.S. $100, primarily in conjunction with a three year contract to provide standard offer service to commercial and industrial customers in Northern Maine.

•	The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Other

An individual related to an executive of APUC provided market research consulting services to certain subsidiaries of Liberty Utilities. During the three and nine months ended September 30, 2013 APUC paid $29 (2012 –$nil) in relation to these services.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Basic and diluted net earnings per share

Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares outstanding during the year. Diluted net income per share is computed using the weighted-average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options, performance share units (“PSUs”), deferred share units (“DSUs”), shareholders’ rights and convertible debentures. The dilutive effect of outstanding stock options, PSUs, DSUs and shareholders’ rights is reflected in diluted earnings per share by application of the Treasury Stock Method while the dilutive effect of convertible debentures is reflected in diluted earnings per share by application of the As If Converted Method.

The reconciliation of the net income and the weighted average shares used in the computation of basic and diluted earnings per share are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net earnings/(loss) attributable to shareholders of APUC	$6,023	$(232)	$7,142	$8,110
Series A preferred shares dividend	1,350	—	4,050	—

Net earnings/(loss) attributable to common shareholders of APUC	$4,673	$(232)	$3,092	$8,110
Discontinued operations	(300)	402	(35,340)	1,480

Net earnings/(loss) attributable to common shareholders of APUC from continuing operations –Basic and Diluted	$4,973	$(634)	$38,432	$6,630

Weighted average number of shares
Basic	205,527,475	168,977,490	203,721,023	154,378,090
Dilutive effect of share-based awards	896,957	—	1,040,399	547,564

Diluted	206,424,432	168,977,490	204,761,422	154,925,654

For the three and nine months ended September 30, 2013, the shares potentially issuable as a result of the convertible debentures as well as stock options of 2,080,029 and 885,423 (2012 – 3,750,727 and 1,703,901) are excluded from this calculation as they are anti-dilutive.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

18.	Commitments and contingencies

a)	Contingencies

APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these unaudited interim consolidated financial statements, with the exception of those matters described below. Accruals for any contingencies related to these items are recorded in the unaudited interim consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

i)	On October 21, 2011 the Québec Court of Appeal ordered a subsidiary of APUC to pay approximately $5,400 (including interest) to the government of Québec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years.

The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position. As a result, the probability of loss, if any, and its quantification cannot be estimated at this time but could range from $nil to $6,000.

ii)	The normal ongoing operations and historic activities of the Company are subject to various federal, state and local environmental laws and regulations and are regulated by agencies such as the United States Environmental Protection Agency and the New Hampshire Department of Environmental Services (“NHDES”). Like most other industrial companies, the gas and electric distribution utilities generate some hazardous wastes. Under federal and state Superfund laws, potential liability for historic contamination of property may be imposed on responsible parties jointly and severally, without fault, even if the activities were lawful when they occurred. In the case of regulated utilities these costs are often allowed in rate case proceedings to be recovered from rate payers over a specified period.

Prior to their acquisition by Liberty Utilities, EnergyNorth Gas System and Granite State Electric System were named as potentially responsible parties for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historic operations of Manufactured Gas Plants (“MGP”) and related facilities. The Company is currently investigating and remediating, as necessary, those MGP and related sites in accordance with plans submitted to the NHDES. The Company believes that obligations imposed on it because of those sites will not have a material impact on its results of operations or financial position.

As at September 30, 2013, the Company estimates the remaining undiscounted, unescalated cost of these MGP-related environmental cleanup activities will be $61,312 (U.S. $59,508). At a discount rate of 3.4%, it represents a recorded accrual of $58,234 (December 31, 2012 – $56,587), the current portion of which amounts to $6,041. Remediation costs estimates for each site may vary, depending upon changing technologies and regulatory standards, selected end use for each site, and actual environmental conditions encountered.

By rate orders, the regulator provided for the recovery of actual expenditures for site investigation and remediation over a period of 7 years and accordingly, at September 30, 2013 the Company has reflected a regulatory asset of $61,903 (December 31, 2012 – $59,789) for the MGP and related sites.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

18.	Commitments and contingencies (continued)

a)	Contingencies (continued)

Estimated cash flows for site investigation and remediation costs in the next five years and thereafter are as follows:

2013	$535
2014	8,543
2015	24,494
2016	16,283
2017	1,032
Thereafter to 2047	10,425

$61,312

b)	Commitments

In addition to the commitments relating to the proposed acquisitions disclosed in note 3 the following significant commitments exist as at September 30, 2013.

As a result of the dam safety legislation passed in Quebec (Bill C93), APUC has completed technical assessments on its hydroelectric facility dams owned or leased within the Province of Quebec. The assessments have identified a number of remedial measures required to meet the new safety standards. APUC currently estimates further capital expenditures of approximately $16,500 over a period of five years related to compliance with the legislation.

APUC has outstanding purchase commitments for power purchases, gas delivery, service and supply, service agreements, capital project commitments and operating leases. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Purchased power	$67,556	$42,820	$10,799	$—	$—	$—	$121,175
Gas delivery, service and supply agreements	25,705	17,674	7,318	5,498	5,050	50,569	111,814
Service agreements	25,754	23,729	28,027	29,045	28,719	497,792	633,066
Capital projects	17,587	500	—	—	—	—	18,087
Operating leases	5,363	4,890	4,139	3,458	3,291	86,395	107,536

Total	$141,965	$89,613	$50,283	$38,001	$37,060	$634,756	$991,678

Calpeco has entered into a five year all-purpose power purchase agreement (“PPA”) with NV Energy to provide its full electric requirements at NV Energy’s “system average cost” rates. The PPA has an effective starting date of January 1, 2011 with a five year renewal option. The commitment amounts included in the table above are based on market prices as of September 30, 2013. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism. Granite State has several types of contracts for the purchase of electric power. Substantially all of these contracts require power to be delivered before the Company is obligated to make payment.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

19.	Non-cash operating items

The changes in non-cash operating items from discontinued operations is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Accounts receivable	$315	$2,220	$(118)	$(281)
Prepaid expenses	70	147	(50)	(81)
Accrued liabilities	77	(145)	149	(355)

	$462	$2,222	$(19)	$(717)

The changes in non-cash operating items is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Accounts receivable	$13,373	$4,777	$8,259	$11,945
Related party balances	(8)	(40)	22	(105)
Natural gas inventory	(9,524)	(812)	(9,973)	(812)
Supplies and consumable inventory	(130)	(280)	(2,419)	(919)
Income tax receivable	12	(394)	(20)	(423)
Prepaid expenses	(1,470)	(939)	(3,212)	732
Accounts payable	(12,303)	180	(22,640)	607
Accrued liabilities	8,165	4,031	(8,906)	(5,337)
Current income tax liability	1,067	24	1,638	(113)
Net regulatory assets and liabilities	(5,736)	(4,055)	3,034	(1,562)

	$(6,554)	$2,492	$(34,217)	$4,013

20.	Segmented information

APUC has two operating segments: APCo which owns or has interests in renewable energy facilities and thermal energy facilities and Liberty Utilities which owns and operates utilities in the United States of America providing electric, natural gas, water distribution or wastewater services.

Within APCo there are three divisions: Renewable Energy, Thermal Energy and Development. The Renewable Energy division operates the Company’s hydro-electric and wind power facilities. The Thermal Energy division operates co-generation, energy from waste, steam production and other thermal facilities. The Development division develops the Company’s greenfield power generation projects as well as any expansion of the Company’s existing portfolio of renewable energy and thermal energy facilities.

Liberty Utilities’ operational segments are aggregated and reported by the following geographic territories: Liberty Utilities (West), Liberty Utilities (Central) and Liberty Utilities (East). Liberty Utilities (West) is comprised of Calpeco and the water distribution and wastewater utilities located in Arizona. Liberty Utilities (Central) is comprised of the Midwest Gas Utilities and the water distribution and wastewater utilities located in Texas, Missouri, Illinois and Arkansas. Liberty Utilities (East) is comprised of the New Hampshire and Georgia electric and gas utilities.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Segmented information (continued)

Operational segments

APUC’s reportable segments are APCo – Renewable Energy, APCo - Thermal Energy, Liberty Utilities (West), Liberty Utilities (Central) and Liberty Utilities (East). The development activities of APCo are reported under Renewable Energy or Thermal Energy as appropriate. For purposes of evaluating divisional performance, the Company allocates the realized portion of the loss on financial instruments to specific divisions. This allocation is determined when the initial foreign exchange forward contract is entered into. The unrealized portion of any gains or losses on derivatives instruments is not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. The interest rate swaps relate to specific debt facilities and gains and losses are allocated in the same manner as interest expense. Amounts relating to the convertible debentures are reported in the corporate segment.

The results of operations and assets for these segments are as follows:

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Segmented information (continued)

Operational segments (continued)

	Three months ended September 30, 2013
	Algonquin Power				Liberty Utilities			Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$18,540	$24,396	$42,936	$—	$42,936
Regulated gas sales and distribution	—	—	—	8,951	—	19,984	28,935		28,935
Regulated water reclamation and distribution	—	—	—	5,209	10,643	—	15,852	—	15,852
Non-regulated energy sales	28,639	9,246	37,885	—	—	—	—	—	37,885
Other revenue	1,764	544	2,308	—	2	—	2	—	2,310

Total revenue	30,403	9,790	40,193	14,160	29,185	44,380	87,725	—	127,918
Operating expenses	12,069	1,182	13,251	7,097	9,522	18,468	35,087	—	48,338
Regulated electricity purchased	—	—	—	—	8,941	14,956	23,897	—	23,897
Regulated gas purchased	—	—	—	2,984	—	4,837	7,821	—	7,821
Non-regulated fuel for generation	—	3,505	3,505	—	—	—	—	—	3,505

	18,334	5,103	23,437	4,079	10,722	6,119	20,920	—	44,357
Depreciation of property, plant and equipment	(12,484)	30	(12,454)	(2,027)	(3,521)	(4,545)	(10,093)	—	(22,547)
Amortization of intangible assets	(663)	(216)	(879)	(22)	(144)	—	(166)	—	(1,045)
Administration expenses	(3,818)	112	(3,706)	(568)	1,111	(765)	(222)	(2,234)	(6,162)
Foreign exchange gain	—	—	—	—	—	—	—	(881)	(881)
Interest expense	(6,586)	(364)	(6,950)	(630)	(3,751)	(2,169)	(6,550)	(407)	(13,907)
Interest, dividend and other income	436	305	741	127	276	(252)	151	453	1,345
Loss on sale of asset	(118)	—	(118)	—	—	—	—	—	(118)
Acquisition related costs	(194)	—	(194)	(7)	—	(285)	(292)	—	(486)
Write down on property, plant and equipment	(16)	—	(16)	—	—	—	—	—	(16)
Gain on derivative financial instruments	(808)	—	(808)	—			—	1,394	586

Earnings/(loss) from continuing operations before income taxes	(5,917)	4,970	(947)	952	4,693	(1,897)	3,748	(1,675)	1,126
Gain/(loss) from discontinued operations before income taxes	(489)	(466)	(955)	—	—	—	—	—	(955)

Earnings/(loss) before income taxes	$(6,406)	$4,504	$(1,902)	$952	$4,693	$(1,897)	$3,748	$(1,675)	$171

Capital expenditures	17,106	—	17,106	6,744	6,706	9,319	22,768	—	39,875
Acquisition of operating entities	—	—	—	—	—	—	—	—	—

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Segmented information (continued)

Operational segments (continued)

	Nine months ended September 30, 2013
	Algonquin Power				Liberty Utilities			Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$57,119	$65,025	$122,144	$—	$122,144
Regulated gas sales and distribution	—	—	—	54,153	—	113,453	167,606		167,606
Regulated water reclamation and distribution	—	—	—	13,513	29,213	—	42,726	—	42,726
Non-regulated energy sales	105,349	26,010	131,359	—	—	—	—	—	131,359
Other revenue	4,467	1,668	6,135	—	19	—	19	—	6,154

Total revenue	109,816	27,678	137,494	67,666	86,351	178,478	332,495	—	469,989
Operating expenses	33,939	6,430	40,369	19,833	27,846	48,193	95,872	—	136,241
Regulated electricity purchased	—	—	—	—	28,750	42,108	70,858	—	70,858
Regulated gas purchased	—	—	—	30,849	—	60,912	91,761	—	91,761
Non-regulated fuel for generation	—	12,527	12,527	—	—	—	—	—	12,527

	75,877	8,721	84,598	16,984	29,755	27,265	74,004	—	158,602
Depreciation of property, plant and equipment	(32,930)	(4,051)	(36,981)	(6,065)	(9,806)	(13,163)	(29,034)	—	(66,015)
Amortization of intangible assets	(1,989)	(638)	(2,627)	(62)	(456)	—	(518)	—	(3,145)
Administration expenses	(9,783)	(279)	(10,062)	(1,116)	(1,885)	(2,085)	(5,086)	(3,219)	(18,367)
Foreign exchange gain	—	—	—	—	—	—	—	437	437
Interest expense	(19,678)	(1,124)	(20,802)	(1,568)	(10,732)	(4,818)	(17,118)	(1,075)	(38,995)
Interest, dividend and other income	1,373	67	1,440	295	1,150	1,093	2,538	1,752	5,730
Loss on sale of asset	(118)	—	(118)	—	—	—	—	—	(118)
Acquisition related costs	(560)	—	(560)	(68)	—	(872)	(940)	—	(1,500)
Write down on property, plant and equipment	(16)	—	(16)	—	—	—	—	—	(16)
Gain on derivative financial instruments	(113)	—	(113)	—			—	2,603	2,490

Earnings/(loss) from continuing operations before income taxes	12,063	2,696	14,759	8,400	8,026	7,420	23,846	498	39,103
Gain/(loss) from discontinued operations before income taxes	1,625	(52,083)	(50,458)	—	—	—	—	—	(50,458)

Earnings/(loss) before income taxes	$13,688	$(49,387)	$(35,699)	$8,400	$8,026	$7,420	$23,846	$498	$(11,355)

Property, plant and equipment	$1,308,577	$77,886	$1,386,463	$202,636	$370,032	$545,369	$1,118,037	$—	$2,504,500
Intangible assets	27,472	5,727	33,199	2,643	18,758	—	21,401	—	54,600
Assets held for sale	3,739	28,807	32,546	—	—	—	—	—	32,546
Total assets	1,428,578	123,443	1,552,021	264,763	490,709	698,671	1,454,143	150,260	3,156,424
Capital expenditures	29,063	278	29,341	20,254	10,374	34,984	65,612	707	95,660
Acquisition of operating entities	(1,698)	—	(1,698)	27,545	—	146,342	173,887	—	172,189

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Segmented information (continued)

Operational segments (continued)

	Three months ended September 30, 2012
	Algonquin Power				Liberty Utilities			Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$17,164	$19,145	$36,309	$—	$36,309
Regulated gas sales and distribution	—	—	—	5,428	—	12,158	17,586	—	17,586
Regulated water reclamation and distribution	—	—	—	2,467	10,012	—	12,479	—	12,479
Non-regulated energy sales	17,594	7,981	25,575	—	—	—	—	—	25,575
Other revenue	392	591	983	—	48	68	116	—	1,099

Total revenue	17,986	8,572	26,558	7,895	27,224	31,371	66,490	—	93,048
Operating expenses	8,781	2,135	10,916	4,259	8,558	13,869	26,686	—	37,602
Regulated electricity purchased	—	—	—	—	10,992	12,096	23,088	—	23,088
Regulated gas purchased	—	—	—	1,772	4	2,128	3,904	—	3,904
Non-regulated fuel for generation	—	3,133	3,133	—	—	—	—	—	3,133

	9,205	3,304	12,509	1,864	7,670	3,278	12,812	—	25,321
Depreciation of property, plant and equipment	(4,781)	(1,267)	(6,048)	(1,271)	(2,580)	(3,377)	(7,228)	—	(13,276)
Amortization of intangible assets	(663)	(220)	(883)	(22)	(138)	—	(160)	—	(1,043)
Administration expenses	(1,451)	(132)	(1,583)	(16)	(1,527)	—	(1,543)	(1,246)	(4,372)
Foreign exchange loss	—	—	—	—	—	—	—	(1,409)	(1,409)
Interest expense	(3,280)	(373)	(3,653)	(30)	(2,211)	(446)	(2,687)	(3,284)	(9,624)
Interest, dividend and other income	545	(282)	263	—	161	48	209	431	903
Acquisition related costs	(192)	—	(192)	—	(1,277)	(507)	(1,784)	—	(1,976)
Loss on derivative financial instruments	(764)	—	(764)	—	—	—	—	1,220	456

Earnings from continuing operations before income taxes	(1,381)	1,303	(351)	525	98	(1,004)	(381)	(4,288)	(5,020)
Loss from discontinued operations before income taxes	(956)	1,319	363	—	—	—	—	—	363

Earnings/(loss) before income taxes	$(2,337)	$2,349	$12	$525	$98	$(1,004)	$(381)	$(4,288)	$(4,657)

Capital expenditures	$3,988	$(1,900)	$2,088	$1,576	$7,045	$3,557	$12,178	$17	$14,283

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Segmented information (continued)

Operational segments (continued)

	Nine months ended September 30, 2012
	Algonquin Power				Liberty Utilities			Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$52,463	$19,145	$71,608	$—	$71,608
Regulated gas sales and distribution				5,428	—	12,158	17,586		17,586
Regulated water reclamation and distribution	—	—	—	6,974	28,159	—	35,133	—	35,133
Non-regulated energy sales	61,370	21,787	83,157	—	—	—	—	—	83,157
Other revenue	1,163	1,058	2,221	—	133	68	201	—	2,422

Total revenue	62,533	22,845	85,378	12,402	80,755	31,371	124,528	—	209,906
Operating expenses	23,275	6,503	29,778	6,817	26,281	13,869	46,967	—	76,745
Regulated electricity purchased	—	—	—	—	32,436	12,096	44,532	—	44,532
Regulated gas purchased				1,772	4	2,128	3,904	—	3,904
Non-regulated fuel for generation	—	10,174	10,174	—	—	—	—	—	10,174

	39,258	6,168	45,426	3,813	22,034	3,278	29,125	—	74,551
Depreciation of property, plant and equipment	(12,514)	(3,640)	(16,154)	(1,881)	(8,273)	(3,377)	(13,531)	—	(29,685)
Amortization of intangible assets	(1,989)	(625)	(2,614)	(60)	(446)	—	(506)	—	(3,120)
Administration expenses	(4,688)	(752)	(5,440)	(63)	(2,876)	—	(2,939)	(5,852)	(14,231)
Foreign exchange loss	—	—	—	—	—	—	—	(1,000)	(1,000)
Interest expense	(10,467)	(1,334)	(11,801)	(63)	(5,918)	(446)	(6,427)	(6,268)	(24,496)
Interest, dividend and other income	1,541	238	1,779	—	988	48	1,036	1,684	4,499
Acquisition related costs	(2,474)	—	(2,474)	—	(3,426)	(507)	(3,933)	—	(6,407)
Loss on derivative financial instruments	(2,432)	—	(2,432)	—	—	—	—	2,257	(175)

Earnings from continuing operations before income taxes	6,235	55	6,290	1,746	2,083	(1,004)	2,825	(9,179)	(64)
Loss from discontinued operations before income taxes	(1,667)	3,369	1,702	—	—	—	—	—	1,702

Earnings/(loss) before income taxes	$4,568	$3,424	$7,992	$1,746	$2,083	$(1,004)	$2,825	$(9,179)	$1,638

Capital expenditures	$13,558	$12,330	$25,888	$2,758	$12,753	$3,557	$19,068	$55	$45,011

		December 31, 2012
Property, plant and equipment	$1,157,062	$77,888	$1,234,950	$151,637	$350,053	$350,088	$851,778	$—	$2,086,728
Intangible assets	29,480	6,132	35,612	2,613	18,556	—	21,169	—	56,781
Assets held for sale	24,390	78,497	102,887	—	—	—	—	—	102,887
Total assets	1,272,037	175,173	1,447,210	212,495	464,201	500,374	1,177,070	153,957	2,778,237

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

21.	Financial instruments

(a)	Fair value of financial instruments

	September 30, 2013
	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$22,516	$25,109	$—	$—	$25,109
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	25,569	25,569	—	25,569	—
Energy contracts not designated as a cashflow hedge	1,022	1,022	—	1,022	—
Cross-currency swap designated as a foreign exchange hedge	311	311	—	311	—
Commodity contracts for regulatory operations	24	24	—	24	—

Total derivative financial instruments	26,926	26,926	—	26,926	—

Total financial assets	$49,442	$52,035	$—	$26,926	$25,109

Long-term liabilities	$1,091,975	$1,103,456	$292,978	$810,478	$—
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	7,389	7,389	—	7,389	—
Cross-currency swap designated as a foreign exchange hedge	4,341	4,341	—	4,341	—
Interest rate swaps not designated as a hedge	3,494	3,494	—	3,494	—
Commodity contracts for regulated operations	1,693	1,693	—	1,693	—

Total derivative financial instruments	16,917	16,917	—	16,917	—

Total financial liabilities	$1,108,892	$1,120,373	$292,978	$827,395	$—

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

21.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)

	December 31, 2012
	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$22,757	$25,476	$—	$—	$25,476
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	12,695	12,695	—	12,695	—
Cross-currency swap designated as a foreign exchange hedge	408	408	—	408	—
Commodity contracts for regulatory operations	147	147	—	147	—

Total derivative financial instruments	13,250	13,250	—	13,250	—

Total financial assets	$36,007	$38,726	$—	$13,250	$25,476

Long-term liabilities	$770,826	$785,473	$293,348	$492,125	$—
Convertible debentures	960	1,319	1,319	—	—
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	9,012	9,012	—	9,012	—
Cross-currency swap designated as a foreign exchange hedge	2,078	2,078	—	2,078	—
Interest rate swaps not designated as a hedge	4,778	4,778	—	4,778	—
Energy derivative contracts	287	287	—	287	—
Commodity contracts for regulated operations	1,661	1,661	—	1,661	—

Total derivative financial instruments	17,816	17,816	—	17,816	—

Total financial liabilities	$789,602	$804,608	$294,667	$509,941	$—

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

21.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principle or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value (a level 2 measurement) at September 30, 2013 and December 31, 2012 due to the short-term maturity of these instruments.

The fair value of notes receivable have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management. Such estimates are significantly influenced by unobservable data and therefore the fair value of notes receivable is subject to estimation risk.

APUC has long-term liabilities at both fixed interest rates and variable interest rates. The estimated fair value of such liabilities is calculated using current interest rates. The fair value of convertible debentures is determined using quoted market prices.

The Company’s Level 2 fair value derivative instruments primarily consist of swaps, options, and forward physical deals where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves which are observable in the marketplace.

The Red Lily conversion option is measured at fair value on a recurring basis using unobservable inputs (Level 3). The fair value is determined by applying an income approach using an option pricing model that incorporates various inputs such as energy yield function from wind, estimated cash flows and a discount rate of 8.5%. The Company used a discount rate believed to be most relevant given the business strategy. There was no change in fair value of $nil during the three and nine months ended September 30, 2013 or 2012.

Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

21.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of level 1, level 2 or level 3 during the three or nine months ended September 30, 2013 or 2012.

(b)	Derivative instruments

Derivative instruments are recognized on the balance sheet as either assets or liabilities and measured at fair value each reporting period.

(i)	Commodity derivatives – regulated accounting

The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas transactions associated with its regulated gas service territories.

The following are commodity volumes, in MMBTU associated with the above derivative contracts:

2013
Financial contracts: Gas swaps	4,187,600
Gas options	3,011,300

7,198,900

The change in fair value of the Company’s derivative instruments is recorded as an offsetting adjustment to the regulatory assets and liabilities. As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no impact on net earnings.

(ii)	Cash flow hedges

APCo reduces the price risk on the expected future sales of power generation from Sandy Ridge, Senate and Minonk and at one of its hydro facilities no longer subject to a PPA by entering into the following long-term energy derivative contracts.

Notional quantity As at September 30, 2013 (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
158,167	December 2016	$67.12	AESO
1,061,761	December 2022	U.S. $42.81	PJM Western HUB
4,543,003	December 2022	U.S. $30.25	NI HUB
4,762,538	December 2027	U.S. $36.46	ERCORT North HUB

The Company expects $6,319 of unrealized gains currently in accumulated other comprehensive loss to be reclassified into net earnings within the next twelve months, as the underlying hedged transactions settle.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

21.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iii)	Foreign exchange hedge of net investment in foreign operation

The Company periodically uses a combination of foreign exchange forward contracts and spot purchases to manage its foreign exchange exposure on cash flows generated from the U.S. operations.

Concurrent with its $150,000 debentures offering in December 2012, APCo entered into a cross currency swap, coterminous with the debentures, to effectively convert the Canadian dollar denominated offering into United States dollar (“USD”). APCo designated the entire notional amount of the cross currency fixed for fixed interest rate swap and related short-term USD payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in APCo’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the USD accruals that are designated as, and are effective as, an economic hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in other comprehensive income) related to the net investment. A foreign currency loss of $2,034 was recorded in other comprehensive income in the nine months ended September 30, 2013.

(iv)	Other derivatives

APCo satisfies the energy demands of various customers under fixed rate contracts. While the production from the Tinker Assets are expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.

This risk is mitigated through the use of short-term financial forward energy purchase contracts which are classified as derivative instruments. The electricity derivative contracts are net settled fixed-for-floating swaps whereby APUC pays a fixed price and receives the floating or indexed price on a notional quantity of energy over the remainder of the contact term at an average rate, as per the following table. These contracts are not accounted for as hedges and changes in fair value are recorded in earnings as they occur.

Notional quantity As at September 30, 2013 (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Net Asset
40,015	February 2014	U.S. $54.50	$414
21,888	March 2015	U.S. $48.90	100
73,046	March 2015	U.S. $48.90	508

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

21.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iv)	Other derivatives (continued)

For derivatives that are not designated as cash flow hedges and for the ineffective portion of gains and losses on derivatives that are accounted for as hedges, the changes in the fair value are immediately recognized in earnings. The effect on the unaudited interim consolidated statement of operations of derivative financial instruments not designated as hedges is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Change in unrealized loss/(gain) on derivative financial instruments:
Interest rate swaps	$(241)	$(505)	$(1,284)	$(1,621)
Energy derivative contracts	(1,153)	(715)	(1,319)	(429)

Total change in unrealized loss/(gain) on derivative financial instruments	$(1,394)	$(1,220)	$(2,603)	$(2,050)

Realized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$—	$—	$—	$(207)
Interest rate swaps	521	513	1,519	1,564
Energy derivative contracts	494	251	(229)	868

Total realized loss on derivative financial instruments	$1,015	$764	$1,290	$2,225

Loss/(gain) on derivative financial instruments accounted for as hedges	$(379)	$(456)	$(1,313)	$175
Ineffective portion of derivatives financial instruments accounted for as hedges	(207)	—	(1,177)	—

Loss/(gain) on derivative financial instruments	$(586)	$(456)	$(2,490)	$175

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

21.	Financial instruments (continued)

(c)	Risk management

Foreign currency risk

The Company is exposed to currency fluctuations from its U.S. based operations. APUC manages this risk primarily through natural hedges by using U.S. long-term debt to finance its U.S. operations.

In August 2012, APCo designated the amounts drawn on its U.S. dollar denominated bank credit facility as a hedge of the foreign currency exposure from net investment in U.S. operations. The foreign currency transaction gain or loss on the outstanding U.S. dollar denominated balance of APCo’s facility that is designated as a hedge of the net investment in its foreign operations is reported in the same manner as a translation adjustment (in other comprehensive income) related to the net investment, to the extent it is effective as a hedge. A foreign currency loss of $492 was recorded in other comprehensive income in the nine months ended September 30, 2013.

Interest rate risk

The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligations, including certain project specific debt and its revolving credit facility, its interest rate swaps as well as interest earned on its cash on hand. The Company does not currently hedge that risk.

APCo is party to an interest rate swap whereby, the Company pays a fixed interest rate of 4.47% on a notional amount of $62,706 and receives floating interest at 90 day CDOR, up to the expiry of the swap in September 2015. At September, 2013, the estimated fair value of the interest rate swap was a liability of $3,605 (December 31, 2012 – liability of $4,778). This interest rate swap is not being accounted for as a hedge and consequently, changes in fair value are recorded in earnings as they occur.

22.	Non-controlling interests

Net earnings/(loss) attributable to non-controlling interests consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net earnings/(loss) attributable to non-controlling interest	$(921)	$(863)	$6,186	$(863)
Hypothetical liquidation at book value (income) / loss	(1,033)	1,205	(13,597)	1,205
Other	—	(150)	39	843

Total	$(1,954)	$192	$(7,372)	$1,185

23.	Comparative figures

Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.